By EDGAR and Fax

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628	June 21, 2011
Re:	Acorn International, Inc. Schedule TO-T filed by Bireme Limited, Robert W. Roche, Don Dongjie Yang and Ritsuko Hattori-Roche Filed June 3, 2011 File No. 05-83555

Schedule 13D filed Don Dongjie Yang and D.Y. Capital, Inc. Filed June 3, 2011 File No. 05-83555

Amendment No. 3 to Schedule 13D filed by Robert W. Roche, et al. Filed June 3, 2011 File No. 05-83555
Dear Ms. Campbell:
On behalf of Bireme Limited (the “Purchaser” and, together with Robert W. Roche, Don Dongjie Yang and Ristuko Hattori-Roche, the “Bidders”), we are responding to the comments contained in your letter dated June 13, 2011. For your convenience, your comments are repeated below, with the applicable response set forth immediately following each comment.
We have enclosed with this letter a copy of Amendment No. 1 to the Schedule TO-T/A, which was filed on June 21, 2011 (“Amendment No. 1”). As described below, Amendment No. 1 contains revisions designed to address certain of your comments.

Schedule TO General
1.	As noted in Exchange Act Rule 14d-1(g)(2), the term “bidder” is defined as any person who makes a tender Offer or “on whose behalf a tender Offer is made.” Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender Offer. We note that $39,000,000 of the total $40 million needed to finance the Offer is being loaned by The Robert W. Roche 2009 Declaration of Trust to Ms. Hattori Roche. Provide your legal analysis of why The Robert W. Roche 2009 Declaration of Trust is not a bidder. We further note that the trust holds a security interest consisting of 8,700 shares or approximately 88% of Bireme, a named bidder and purchaser of shares. Refer generally to “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the “Current Issues and Rulemaking Projects” outline (November 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. Note that any Bidders added must be clearly identified and must individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D. Further, adding new Bidders may require you to extend the Offer and disseminate new Offering materials, depending on the materiality of the new disclosure you provide..
The Robert W. Roche 2009 Declaration of Trust (the “Trust”) is a revocable US trust for the benefit of Mr. Roche, a named bidder in the Offer, his spouse and their children. Mr. Roche is the sole trustee of the Trust and has control over all decisions regarding the investment, management and distribution of trust assets during his lifetime. The terms of the financing do not give the Trust the power to vote the shares over which it has a security interest. The financing transaction has not been structured for the purpose of giving the Trust the ability to influence the voting or disposition of shares of Acorn International, Inc. (“Acorn”). The Bidders believe that the Trust will act as a passive source of funding that will lack the contractual right, and the practical ability, to act independently to influence the terms of the Offer, the voting or disposition of the shares purchased in the Offer, or the strategic direction of Acorn after completion of the Offer.
For the reasons articulated above, the Trust should not be deemed a bidder for purposes of the Offer. Furthermore, adding the Trust as a named bidder would not meaningfully serve any investor protection purpose. To the contrary, adding the Trust as a bidder could imply to investors that the Trust could be expected to act independently of Mr. Roche, which is not the case.
2.	We refer you to Exchange Act Rule 13e-3. Please provide us with a well reasoned legal analysis of why Rule 13e-3 does not apply. In this regard, we note disclosure on page 22 of the Offer to Purchase of the risk of the delisting of the ADSs from the New York Stock Exchange. We further note that there is no condition to your Offer that a delisting not result or be reasonably likely to result as a result of the Offer.
Rule 13e-3 of the Exchange Act defines a Rule 13e-3 transaction as one “involving one or more of the transactions described in paragraph (a)(3)(i) of this section which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effect described in paragraph (a)(3)(ii) of this section.” The effects referred to in paragraph (a)(3)(ii) would cause the securities to be eligible for termination of registration under the Exchange Act or delisted from an exchange.
The Purchaser does not intend to cause a delisting or a termination of registration. Thus, the Offer does not have such a “purpose” within the meaning of Rule 13e-3. The Bidders also believe there is not a reasonable likelihood that the ADSs will become eligible for termination of registration or delisted as a result of the Offer. The Bidders do not intend to seek the delisting of the ADSs from the NYSE and do not expect that the consummation of the Offer will affect the listing of the ADSs on the NYSE. According to the NYSE’s published guidelines, the NYSE would consider initiation of suspension and delisting procedures only when: (a) the total number of shareholders is less than 400, (b) the total number of shareholders is less than 1,200 and the average monthly trading volume for the most recent 12 months is less than 100,000 shares or (c) the number of shares outstanding is less than 600,000 shares.
Based upon information provided to us by the Information Agent of the Offer, prior to the Offer there were approximately 2,800 shareholders of ADSs. According to Acorn’s Annual Report on Form 20-F filed with the SEC on April 27, 2011, as of March 31, 2011, 89,311,634 total Ordinary Shares were issued and outstanding of which approximately 63,618,135 were not held by the Bidders. Assuming that the Offer is successful and 20,000,000 Ordinary Shares are tendered proportionally by ADS and Ordinary shareholders, and assuming that the bid is not oversubscribed and thus not subject to pro ration, the number of ADSs held by non-Bidders will be proportionally reduced by approximately 31%. Assuming proportional holding throughout the ADS shareholder base, a 31% decrease in the number of ADS holders will result in 1,932 shareholders, which is above the number of shareholders required by the NYSE listing guidelines. In addition, according to the Information Agent, the average monthly trading volume for the ADSs for the 12 months immediately prior to the Offer was 871,608 ADSs. A 31% decrease in the number of ADSs held by non-Bidders would reduce the average monthly volume to 601,409 shares, which is also well above the NYSE listing requirement of 100,000 shares. If, on the other hand, we assume that the bid is oversubscribed and thus subject to pro ration, the number of shareholders will remain closer to the original 2,800. Thus, the Purchaser expects that even after consummation of the Offer, the number of shareholders, trading volume and number of Ordinary Shares outstanding will remain substantially above the NYSE listing requirements.
3.	Further to our comment above. Please provide your legal analysis of why the current transaction is not the first in a series of steps that will, or is reasonably likely to, result in a 13e-3 effect. In this regard, we note the initiatives and growth strategies contemplated by the Bidders and entities that are affiliated with the Bidders. Is it contemplated that these strategies will be executed as a public company? If so, revise to clarify this in your disclosure. Alternatively, advise us of why the current transaction should not be viewed as facilitating execution of these strategies, inclusive of strategies that involve the operation of the company as a private company. We may have further comment.
As described in the Offer materials, the Bidders do not have any current plan or intention to pursue any “going-private” transaction with respect to Acorn. The purpose of the Offer is to effect the strategies described in the Offer materials. The Bidders currently intend to effect these strategies as a public company. In response to your comment, the Bidders have revised the Offer to Purchase to confirm that they intend the strategies they describe will be executed by Acorn as a public company.
Item 10
4.	Please refer to Instruction 2 to Item 10 of Schedule TO. The safe harbor referenced therein does not appear to be available given that the Offeror is not a public reporting company and is making a partial cash tender Offer. Please provide the financial information required or provide us with an analysis of why you believe that the financial condition of the Offeror is not material to a shareholder’s decision to participate in the Offer. In responding to this comment, please address the following considerations:
•	the nature of the company’s current shareholder base, e.g. the existence of other large shareholders;

•	assuming the Offer is fully subscribed, the fact that the Bidders will go from holding a non-controlling interest to a majority interest in the company; and,

•	the availability (or lack thereof) of information regarding the Offeror that is already publicly available to shareholders of the company.
The Purchaser is seeking to purchase a maximum of 20,000,000 shares for consideration consisting entirely of cash. Financing is not a condition to the Offer. As described in the Offer to Purchase, the funds required to pay the Offer consideration already have been provided to Bireme. For further evidence of this fact, please see Exhibit A attached hereto, which contains a copy of a bank statement from J.P. Morgan International Bank Limited dated June 14, 2011, with proof of funds of $40,220,623 for the cash purchase of tendered shares. In addition, Bireme is a newly formed entity formed solely for the purpose of acquiring the ADSs, so it has no historical financial performance and no liabilities from prior activities. Financial statements reflecting this data would not meaningfully add to the disclosure already made in the Offer to Purchaser.
Exhibit (a)(1)(A)-Offer to Purchase
General
5.	Supplementally advise us of the relationship between the filing persons and Codan Trust Company.
Cayman law requires corporations incorporated in the Cayman Islands to have a Cayman based registered office. Codan Trust Company (Cayman) Limited is Bireme’s registered office and corporate secretary in the Cayman Islands.
Summary, page 1
Why are you making this Offer..., page 3
6.	We note the series of agreements and arrangements between Acorn, Acorn Information, Acorn Trade and other entities controlled by the Roches and Messrs. Yang and He. Revise to disclose any specific plans the parties have for Acorn assuming the successful consummation of the Offer, which involve transactions with the entities affiliated with the filing parties. For example, disclose plans, if any, for an expansion of services or product sourcing arrangements between Acorn and entities affiliated with Messrs. Roche and Yang and Ms. Roche. Refer generally to Item 6 of Schedule TO and corresponding Item 1006 (c) of Regulation M-A.

At this time, the Purchaser and the Bidders have no plans for Acorn to implement new transactions after the Offer with Acorn Information, Acorn Trade or any other entity controlled by Mr. Roche, Ms. Hattori-Roche or Messrs. Yang and He. Accordingly, there is nothing to disclose.
Withdrawal Rights, page 16
7.	We note that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and your determination will be “final and binding.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.
The intent of this language is that the Purchaser reserves the right to interpret the terms of its own Offer and to resolve any ambiguities. In order to address your concerns, the Purchaser has added disclosure to the effect that if a shareholder disagrees with a decision of the Purchaser, that shareholder may seek to challenge such decision in a court of competent jurisdiction.
Background of the Offer, page 28
8.	Revise to specify the approximate dates Mr. Roche approached Mr. Yan and Mr. Yang. Also, clarify whether any open market share purchases were made by Mr. Roche or parties affiliated with Mr. Roche following Mr. Roche’s conversation with Mr. Yan.
Mr. Roche approached Mr. Andrew Yan concerning SB Asia during the first two weeks of March 2011, to inquire whether SB Asia would be interested in selling any Acorn Shares to Mr. Roche. Mr. Roche approached Mr. Don Dongjie Yang and asked him if he would be interested in participating in the Offer on or about the first week of April. The Offer to Purchase has been amended to insert these dates.
Neither Mr. Roche, Bireme nor any of the persons required to be listed on Schedule II of the Offer to Purchase made any open market shares following Mr. Roche’s conversation with Mr. Yan. There were, however, some minimal purchases made by the Felicitas Trust pursuant to a 10b-18 plan in March 2011, as set forth below. These were not made during the 60 days prior to the Offer. This trust is an irrevocable trust for benefit of Mr. Roche’s children.

Securities Transactions

Person	Number	Price	Transaction Type	Date
Felicitas Trust*	1,481 ADSs	$4.15	Purchase by Northern Trust on the NYSE	3/22/11
Felicitas Trust*	4,100 ADSs	$4.1245	Purchase by Northern Trust on the NYSE	3/23/11
Felicitas Trust*	4,201 ADSs	$4.096	Purchase by Northern Trust on the NYSE	3/24/11
Felicitas Trust*	2,370 ADSs	$4.142	Purchase by Northern Trust on the NYSE	3/25/11

*	Purchases were made by Northern Trust on behalf of Felicitas Trust pursuant to the terms of a 10b-18 plan between Northern Trust and Felicitas Trust, effective for the period from July 2, 2010 through July 2, 2011, to purchase up to 2,400,000 ADSs Shares at a price no higher than $4.15 per ADS.
Purpose of the Offer; Plans for Acorn; Appraisal Rights, page 29
9.	You disclose in the Background section that in the past, Mr. Roche has contemplated a transaction between Acorn and Oak Lawn Marketing Inc. Notwithstanding the absence of substantive discussions regarding a specific transaction currently, revise to disclose if the tender Offer was first proposed as a means designed to facilitate the execution of such a transaction with any of the entities affiliated with Messrs. Roche or Yang or Ms. Roche.
The Purchaser respectfully submits that no further disclosures are required. The Offer is not intended to facilitate the execution of any transaction between Acorn and any of the entities affiliated with Mr. Roche, Ms. Hattori-Roche or Mr. Yang.
Schedule 13D and Schedule 13D/A
10.	On the basis of the various promissory agreements and share charge and contribution agreements, dated May 2011, the parties contemplated and formulated a plan with respect to the tender Offer no later than May 2011. No amendments to Schedules 13D were made by the filing persons at that time. Refer to Rule 13d-2(a) and advise. We may have further comment.
As described in the Offer to Purchase, Mr. Roche, Mr. Yang and their affiliated persons began preliminarily considering a possible tender offer in April of this year. For a variety of reasons, including general market uncertainty, Mr. Roche and his affiliates did not make a final determination to proceed with the Offer until shortly before the Offer was commenced. Because no decision to proceed was made before that time, an earlier Schedule 13D amendment was not required — the filing persons’ actions through that time were consistent with the disclosure then in place. Indeed, prematurely announcing the possibility of an offer would have tended to confuse and mislead investors.
We also note that Mr. Roche and his affiliated persons have disclosed in their Schedule 13D filings that “one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market transactions, private transactions or pursuant to a 10b5-1 plan, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.” See Schedule 13D of Robert W. Roche filed on September 10, 2010.
* * * *
The Bidders have authorized us to advise you of their acknowledgement that:
•	they are responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect of the filings; and

•	they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
If we may be of further assistance, please do not hesitate to call me at (212) 878-8281.

Very truly yours,

/s/ JOHN A. HEALY John A. Healy

cc: Robert Masella

JP Morgan International Bank Limited 1 Boulevard du Roi Albert II B-1210 Brussels

Client:			Cash Account Transactions
Reference Currency:	USD	US-DOLLAR	From 01 May 2011 to 14 Jun 2011

	Settlement
Trade Date	Date	Type	Description	Credits / Debits	Credits / Debits in USD
Current account US-DOLLAR
	01-May-2011	Opening Balance		0.00	0.00
	Settled Transactions

24-May-2011	23-May-2011	CASH	RECEIPT-D Y CAPITAL INC	61,500.00	61,500.00
24-May-2011	24-May-2011	CASH	RECEIPT OF PAYMENT	440,520.64	440,520.64
30-May-2011	31-May-2011	CASH	OUTGOING REMITTANCE	-4,664.00	-4,664.00
06-Jun-2011	03-Jun-2011	CASH	RECEIPT-ROBERT W ROCHE 2009	39,000,000.00	39,000,000.00
10-Jun-2011	09-Jun-2011	CASH	RECEIPT-D Y CAPITAL INC	1,000,000.00	1,000,000.00
10-Jun-2011	10-Jun-2011	CASH	OUTGOING REMITTANCE	-120,194.52	-120,194.52
10-Jun-2011	10-Jun-2011	CASH	OUTGOING REMITTANCE	-156,539.12	-156,539.12
	Settled Transactions			40,220,623.00	40,220,623.00
	FX Gain/Loss

		FX GAIN/LOSS		0.00	0.00

Current account US-DOLLAR				40,220,623.00	40,220,623.00

JP Morgan International Bank Limited 1 Boulevard du Roi Albert II B-1210 Brussels

Client:			Portfolio Summary
Reference Currency:	USD	US-DOLLAR	As of: 14-Jun-2011
Assets and currency diversification

			Fixed	Equities &	Precious				Private	Value in USD
Ccy	Cash	Short Term	Income	Convertibles	Metals	Derivatives	Misc	Forex	Equities	Exchange	Total
USD	100.0%										40,220,623.00
										1.0000	100.0%

	100.0%									Assets:	40,220,623.00
Total	40,220,623.00									Total:	100.0%
										Liabilities:
										Net Assets:	40,220,623.00

JP Morgan International Bank Limited 1 Boulevard du Roi Albert II B-1210 Brussels

Client:			Accounting Principles
Reference Currency:	USD	US-DOLLAR	As of: 14-Jun-2011
Summary of Accounting Policy
Security holdings are accounted for on a System Date basis (i.e. the date on which a transaction is booked in the system). The countervalues of purchases and sales of securities are also accounted for on a System Date basis. Cash account balances include all amounts booked during the period reported, including those with a value date after the end of the period.
Our statements quote the buying price of securities. If the securities were bought in several instalments, then the weighted average buying price is shown. The price of each instalment is not quoted in the statement.
The buying cost of securities denominated in currencies other than the clients base currency is converted into the clients base currency using the exchange rate of the date of purchase.
When securities or other assets are sold or otherwise disposed of (e.g. redemption, delivery against payment, etc.), the system calculates realised market gains or losses based on the difference between the net proceeds of a disposal and the original, average book cost. For a sale of a security, the realised gain or loss is recognised on the trade date.
Pricing of investments held by portfolios is updated regularly depending on the product. Where prices of certain illiquid instruments cannot be obtained the last available market prices will be quoted.
All assets and liabilities not in the clients base currency, with the exception of forward foreign exchange contracts, are valued in base currency at the spot rates of exchange ruling at the date of valuation. Outstanding forward foreign exchange contracts are valued in the clients base currency at the forward rates of exchange. Unrealised gains and losses are calculated on the difference between the latest value of assets and liabilities in base currency and their historic values.
Unrealised currency gains and losses are calculated on unrealised market gains and losses of relevant assets and liabilities.
Whenever the characteristics of an asset change (e.g. when a security is sold or matures, or a coupon payment is generated), the realised currency gains or losses are calculated. At the same time, any previously recorded unrealised currency gain or loss is removed.
The accrued interest on Fixed Income and Floating Rate products is calculated on a daily basis. If needed it is expressed in the clients base currency using daily rates.
The accrued interest incurred on current accounts is calculated daily and booked monthly.
The items marked with an asterik are registred in your name and are in certificate form. We hold these assets in safekeeping as bare trustee on your behalf and are not responsible for the valuations, collection of income entitlements, dealing with corporate actions and exercising of voting rights.
The Net Portfolio Value shown in this statement includes any deposits that have been placed into any accounts that the client may have opened at JPMorgan Chase Bank, N.A. (Brussels branch) and JPMorgan Chase Bank, N.A. (Singapore branch).

JP Morgan International Bank Limited 1 Boulevard du Roi Albert II B-1210 Brussels

Client:			Pricing Policy
Reference Currency:	USD	US-DOLLAR	As of: 14-Jun-2011
Pricing Policy
Forex rates used by default are the closing spot rates from the previous day; these rates are taken from Reuters. Security prices are based on the closing bid price of the previous trading day, as supplied by one or more of the providers recognized by the corresponding exchange. Prices for derivative products and certain securities (eg structured notes) are provided by other third parties. Prices shown are a “fair value” but do not represent an execution price at which transactions can be bought or sold or new transactions entered into. Prices for certain products such as less liquid securities, private equities and OTC derivatives are not always available from third party sources on a daily basis. The prices quoted for exchange traded products (ETP’s) are based on the closing price of the relevant exchange and are supplied by J.P. Morgan Securities Ltd. The yield to maturity for Fixed Income products is calculated by our own system. Pricing of investments held by portfolios is updated regularly depending on the product. Where prices of certain illiquid instruments cannot be obtained the last available market prices will be quoted.
With reference to the investment Services Special Terms, JPMorgan Chase Bank, N.A. has acted as your agent on all investment transactions. J.P. Morgan International Bank Limited has undertaken all banking and custody transactions for your account.
J.P. Morgan International Bank Limited (“JPMIB”) acts as principal for all investment transactions except those in the following securities or products, where JPMIB acts as agent: (i) Cash equity (ii) private equity investments, (iii) exchange traded options; (iv) structured notes (whether issued by JPMorgan or other third party entities); and (v) Regulated and Unregulated Collective Investment Schemes; and (vi) Dual Currency Contracts. JPMIB may act as agent in the exercise of rights or obligations previously acquired through the purchase or sale of derivatives.
Subscriptions and redemptions in shares or units of the JPMorgan Fleming funds are generally effected on a forward price basis. Transactions in Regulated Collective Investment Schemes from non-JPMorgan providers may have been executed on a forward or historic price basis; please refer to the relevant prospectus. Further details are available on request.
All or part of a transaction may have been effected with, or through, an affiliate. JPMCB may have received payment or remuneration from another person and/or may have shared charges with another person in respect of a transaction. For structured products, pursuant to a revenue sharing agreement with either the Issuer or one of its affiliates, the original issue price will include compensation to be paid to the JPMorgan Private Bank. As you agreed in the Private Client Terms, we may earn and retain additional remuneration from third party product providers in the format of retrocessions on funds such as mutual funds. Such remuneration will depend on the fund provider and type of fund and is estimated to range from 0 to 100 bps per annum. JPMCB or its associates may have passed some, or all, remuneration received from its clients to a third party as remuneration for introducing the business. Details of JPMCB’s charges, any remuneration paid to, or received from, other persons and any fee sharing arrangements, are available on request. The time of execution in respect of any investment transaction is available on request.
Please check this statement of account carefully. If you detect any errors or unauthorised transactions, then please ensure that you inform your Client Services Specialist of this within 90 days of the date of this statement. In the event that any unauthorised transactions, are not reported within this 90-day period, both J.P. Morgan International Bank Limited and JPMorgan Chase Bank, N.A. reserve the right of regard the information contained within this Statement of Account as conclusive.

J.P. Morgan International Bank Ltd 1 Boulevard du Roi Albert II B-1210 Brussels — Belgium
TVA BE 0471.564.015 RPM BRUXELLES

Date :	24.05.11

Reference :	10064442880007PX	BIREME LIMITED
		C/O OAR MANAGEMENT, INC.
Account :		9746 S. ROBERTS ROAD
		PALOS HILLS, IL 60465
		UNITED STATES

Incoming Payment	Confirmation

Amount	USD 440.520,64
We credit your account no
Value date 24.05.11
References of payment:
FUNDS TRANSFER FROM
RITSUKO HATTORI - ROCHE
With reference to the Investment Services Special Terms, JPMorgan Chase Bank, M.A. (“JPMCB”) has acted as your agent for investment transactions. Banking and custody transactions are executed by J.P. Morgan International Bank(“JPMIB”), Brussels branch.
JPMIB acts as principal for all investment transactions except those in the following securities or products, where JPMIB acts as agent: (i) Cash equity; (ii) private equity investments; (iii) exchange traded options; (iv) structured notes (whether issued by JPMorgan or other third party entities); (v) Regulated and Unregulated Collective Investment Schemes; (vi) Dual Currency Contracts and (vii) Gold Linked Contracts.
JPMIB may act as agent in the exercise of rights or obligations previously acquired through the purchase or sale of derivatives.
Subscription and redemptions in shares or units of the JPMorgan Fleming funds are generally effected on a forward price basis. Transactions in regulated collective investment schemes from non-JPMorgan providers may have been executed on a forward or historic price basis; please refer to the relevant prospectus.
Further details are available on request.
This confirmation serves as a GST tax receipt issued by JPMorgan Chase Bank, Singapore Branch with GST registration number M2-0018087-9.
All or part of this transaction may have been effected with, or through, an affiliate. JPMCB may have received payment or remuneration from another person and/or may have shared charges with another person in respect of this transaction. Details of JPMCB’s charges, any remuneration paid to, or received from, other persons and any other fee sharing arrangements related to this transaction, are available on request. Time of execution is available on request.
This confirmation requires no signature. Please check carefully this confirmation and inform your Client Services Specialist of any error within five days after trade date.
JPMorgan Chase Bank, N.A., 29th Floor, Chater House, 8 Connaught Road Central, Hong Kong
JPMorgan Chase Bank, N.A., 16th Floor, Capital Tower, 168 Robinson Road, Singapore 068912
J.P. Morgan International Bank Limited, 1 Boulevard du Roi Albert II, B-1210 — Belgium

J.P. Morgan International Bank Ltd 1 Boulevard du Roi Albert II B-1210 Brussels — Belgium
TVA BE 0471.564.015 RPM BRUXELLES

Date :	24.05.11

Reference :	12064444450007PX	BIREME LIMITED
		C/O OAR MANAGEMENT, INC.
Account :		9746 S. ROBERTS ROAD
		PALOS HILLS, IL 60465
		UNITED STATES

Incoming Payment	Confirmation

Amount	USD 61.500,00
We credit your account no
Value date 23.05.11
Order giver:
D Y CAPITAL INC
BE
JPMORGAN CHASE BANK
References of payment:
With reference to the Investment Services Special Terms, JPMorgan Chase Bank, N.A. (“JPMCB”) has acted as your agent for investment transactions. Banking and custody transactions are executed by J.P. Morgan International Bank(“JPMIB”), Brussels branch.
JPMIB acts as principal for all investment transactions except those in the following securities or products, where JPMIB acts as agent: (i) Cash equity; (ii) private equity investments; (iii) exchange traded options; (iv) structured notes (whether issued by JPMorgan or other third party entities); (v) Regulated and Unregulated Collective Investment Schemes; (vi) Dual Currency Contracts and (vii) Gold Linked Contracts.
JPMIB may act as agent in the exercise of rights or obligations previously acquired through the purchase or sale of derivatives.
Subscription and redemptions in shares or units of the JPMorgan Fleming funds are generally effected on a forward price basis. Transactions in regulated collective investment schemes from non-JPMorgan providers may have been executed on a forward or historic price basis; please refer to the relevant prospectus.
Further details are available on request.
This confirmation serves as a GST tax receipt issued by JPMorgan Chase Bank, Singapore Branch with GST registration number M2-0018087-9.
All or part of this transaction may have been effected with, or through, an affiliate. JPMCB may have received payment or remuneration from another person and/or may have shared charges with another person in respect of this transaction. Details of JPMCB’s charges, any remuneration paid to, or received from, other persons and any other fee sharing arrangements related to this transaction, are available on request. Time of execution is available on request.
This confirmation requires no signature. Please check carefully this confirmation and inform your Client Services Specialist of any error within five days after trade date.
JPMorgan Chase Bank, N.A., 29th Floor, Chater House, 8 Connaught Road Central, Hong Kong
JPMorgan Chase Bank, N.A., 16th Floor, Capital Tower, 168 Robinson Road, Singapore 068912
J.P. Morgan International Bank Limited, 1 Boulevard du Roi Albert II, B-1210 — Belgium

J.P. Morgan International Bank Ltd 1 Boulevard du Roi Albert II B-1210 Brussels — Belgium
TVA BE 0471.564.015 RPM BRUXELLES

Date :	06.06.11

Reference :	12065451740007PX	BIREME LIMITED
		C/O OAR MANAGEMENT, INC.
Account :		9746 S. ROBERTS ROAD
		PALOS HILLS, IL 60465
		UNITED STATES

Incoming Payment	Confirmation

Amount	USD 39.000.000,00
We credit your account no
Value date 03.06.11
Order giver:
ROBERT W ROCHE 2009
CN
JP MORGAN CHASE BANK NA
NY
References of payment:
With reference to the Investment Services Special Terms, JPMorgan Chase Bank, N.A. (“JPMCB”) has acted as your agent for investment transactions. Banking and custody transactions are executed by J.P. Morgan International Bank(“JPMIB”), Brussels branch.
JPMIB acts as principal for all investment transactions except those in the following securities or products, where JPMIB acts as agent: (i) Cash equity; (ii) private equity investments; (iii) exchange traded options; (iv) structured notes (whether issued by JPMorgan or other third party entities); (v) Regulated and Unregulated Collective Investment Schemes; (vi) Dual Currency Contracts and (vii) Gold Linked Contracts.
JPMIB may act as agent in the exercise of rights or obligations previously acquired through the purchase or sale of derivatives.
Subscription and redemptions in shares or units of the JPMorgan Fleming funds are generally effected on a forward price basis. Transactions in regulated collective investment schemes from non-JPMorgan providers may have been executed on a forward or historic price basis; please refer to the relevant prospectus.
Further details are available on request.
This confirmation serves as a GST tax receipt issued by JPMorgan Chase Bank, Singapore Branch with GST registration number M2-0018087-9.
All or part of this transaction may have been effected with, or through, an affiliate. JPMCB may have received payment or remuneration from another person and/or may have shared charges with another person in respect of this transaction. Details of JPMCB’s charges, any remuneration paid to, or received from, other persons and any other fee sharing arrangements related to this transaction, are available on request. Time of execution is available on request.
This confirmation requires no signature. Please check carefully this confirmation and inform your Client Services Specialist of any error within five days after trade date.
JPMorgan Chase Bank, N.A., 29th Floor, Chater House, 8 Connaught Road Central, Hong Kong
JPMorgan Chase Bank, N.A., 16th Floor, Capital Tower, 168 Robinson Road, Singapore 068912
J.P. Morgan International Bank Limited, 1 Boulevard du Roi Albert II, B-1210 — Belgium

J.P. Morgan International Bank Ltd 1 Boulevard du Roi Albert II B-1210 Brussels — Belgium
TVA BE 0471.564.015 RPM BRUXELLES

Date :	10.06.11

Reference :	12065912890007PX	BIREME LIMITED
		C/O OAR MANAGEMENT, INC.
Account :		9746 S. ROBERTS ROAD
		PALOS HILLS, IL 60465
		UNITED STATES

Incoming Payment	Confirmation

Amount	USD 1.000.000,00
We credit your account no
Value date 09.06.11
Order giver:
D Y CAPITAL INC
BE
JP MORGAN CHASE BANK NA
NY
References of payment:
With reference to the Investment Services Special Terms, JPMorgan Chase Bank, N.A. (“JPMCB”) has acted as your agent for investment transactions. Banking and custody transactions are executed by J.P. Morgan International Bank(“JPMIB”), Brussels branch.
JPMIB acts as principal for all investment transactions except those in the following securities or products, where JPMIB acts as agent: (i) Cash equity; (ii) private equity investments; (iii) exchange traded options; (iv) structured notes (whether issued by JPMorgan or other third party entities); (v) Regulated and Unregulated Collective Investment Schemes; (vi) Dual Currency Contracts and (vii) Gold Linked Contracts.
JPMIB may act as agent in the exercise of rights or obligations previously acquired through the purchase or sale of derivatives.
Subscription and redemptions in shares or units of the JPMorgan Fleming funds are generally effected on a forward price basis. Transactions in regulated collective investment schemes from non-JPMorgan providers may have been executed on a forward or historic price basis; please refer to the relevant prospectus.
Further details are available on request.
This confirmation serves as a GST tax receipt issued by JPMorgan Chase Bank, Singapore Branch with GST registration number M2-0018087-9.
All or part of this transaction may have been effected with, or through, an affiliate. JPMCB may have received payment or remuneration from another person and/or may have shared charges with another person in respect of this transaction. Details of JPMCB’s charges, any remuneration paid to, or received from, other persons and any other fee sharing arrangements related to this transaction, are available on request. Time of execution is available on request.
This confirmation requires no signature. Please check carefully this confirmation and inform your Client Services Specialist of any error within five days after trade date.
JPMorgan Chase Bank, N.A., 29th Floor, Chater House, 8 Connaught Road Central, Hong Kong
JPMorgan Chase Bank, N.A., 16th Floor, Capital Tower, 168 Robinson Road, Singapore 068912
J.P. Morgan International Bank Limited, 1 Boulevard du Roi Albert II, B-1210 — Belgium